

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2013

Via Email
Timothy D. Sullivan
President and Chief Executive Officer
Sunnyside Bancorp, Inc.
56 Main Street
Irvington, New York 10533

>   **Re: Sunnyside Bancorp, Inc.**
>   **Registration Statement on Form S-4**
>   **File number 333-187317**
>   **Filed March 15, 2013**

Dear Mr. Sullivan:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4
Sunnyside Federal Savings and Loan…, page 1

1. Prominently note your loss, and explain how you intend to achieve profitability.

2. We note that all of the current executive management team has joined the company since 2008. Disclose in the summary when they joined the company and the circumstances surrounding this change.

Risk Factors, page 16

3. A prominent Risk Factor should address losses in recent periods. See Item 503(c) of Regulation S-K.

Exhibit 8.1

4. The first sentence of Use of Opinion is inappropriate and should be deleted.

Financial Statements

Note 10 - Commitments and Contingencies, Page F-27

Legal Proceedings, Page F-27

5. We note your disclosure stating that your "financial position" will not be materially affected as a result of the outcome of your legal proceedings. Please revise your filing to clarify whether any of your financial statements could be materially affected.

6. As a related matter, we note your disclosure on page 70 stating that you are "not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business which, in the aggregate, involve amounts that are believed by management to be immaterial to its financial condition or results of operations." Please revise to include disclosures consistent with those provided in the Legal Proceedings footnote in the financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Timothy D. Sullivan
Sunnyside Bancorp, Inc.
March 10, 2013
Page 3

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Babette Cooper at 202-551-3396 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-3698 with any other questions.

                                        Sincerely,

                                        /s/Mark Webb

                                        Mark Webb
                                        Legal Branch Chief

By Email to: Steven Lanter
            slanter@luselaw.com